PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

August 9, 2013

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:
Weyerhaeuser Company (the "Company)
Form 10-K for the Year Ended December 31, 2012
File No. 001-04825

Dear Mr. Gordon:

We received your correspondence dated July 29, 2013 in which you commented on Weyerhaeuser Company’s annual report on Form 10-K for the year ended December 31, 2012. We set forth below first the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in italics and follow with our responses.

Consolidated Balance Sheet, page 52

1.
We note that you separately present the assets and liabilities held by variable interest entities on your balance sheet. In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

Response
We acknowledge the Staff's comment. In response to the Staff's comment, we presented assets and liabilities held by variable interest entities in consolidated totals on our balance sheet in our quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2013 (the “10-Q”), and will continue to use such presentation in future filings.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
August 9, 2013

2.
We also note that you separately present the assets and liabilities of each segment on your balance sheet. Please recast your balance sheet in future filings to aggregate the assets and liabilities of each segment within its respective line item in accordance with Rule 5-02 of Regulation S-X.

Response
We acknowledge the Staff's comment, and respectfully advise the Staff that the Company has four reportable segments: Timberlands, Wood Products, Cellulose Fibers and Real Estate. Assets and liabilities of the three Forest Products segments (Timberlands, Wood Products and Cellulose Fibers) are aggregated, not presented separately. Real Estate assets and liabilities are presented separately from Forest Products assets and liabilities on our balance sheet.

We present Real Estate assets and liabilities separately from Forest Products assets and liabilities due primarily to differences in operations. Forest Products assets and liabilities are classified between current and long-term assets and liabilities on our balance sheet because Forest Products' normal operating cycle is one year or less. Real Estate's assets and liabilities are not classified between current and long-term assets and liabilities because Real Estate's operating cycle is significantly longer than one year.

Rule 5-02 of Regulation S-X adds “when appropriate” in the text after “current assets” and “current liabilities.” The Company does not believe it is appropriate to aggregate Real Estate assets and liabilities with Forest Products current assets and current liabilities because of the difference in the respective operating cycles discussed above.

“Real estate in process of development and for sale,” “Land being processed for development,” and “Real estate inventory held by variable interest entities” collectively comprise over 80 percent of Real Estate's assets as of June 30, 2013. None of these items could be aggregated with Forest Products assets because of their nature and the fact that their size exceeds the other assets disclosure threshold in Rule 5-02 of Regulation S-X.

The presentation of Forest Products and Real Estate assets and liabilities on our balance sheet are each consistent with the presentation by competitors in the real estate and forest products industries. We believe that our current presentation provides investors with the ability to compare our financial position with that of our competitors, some of whom are in the real estate industry and some of whom are in the forest products industry. We also believe that our presentation allows investors to better assess the amounts, timing, and uncertainty of future cash flows than would be the case if we were to aggregate the assets and liabilities of Real Estate with assets and liabilities of Forest Products.

On a related note, the Company announced on June 16, 2013 that its board of directors has authorized the exploration of strategic alternatives with respect to its Real Estate operations. The board intends to consider a broad range of alternatives including, but not limited to, continuing to hold and operate the Real Estate operations, or a merger, sale or spin-off of the segment. We believe that our current presentation is even more important to investors in light of that announcement.

We respectfully advise the Staff that we believe that our current balance sheet presentation is appropriate and provides better information to investors than would be the case if we were to aggregate the portion of the Real Estate assets and liabilities that could be aggregated.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
August 9, 2013

Note 5: Inventories, page 65

3.
Please clearly distinguish which portions of your inventory are accounted for under the LIFO method and which portions are accounted for under the FIFO method, and explain the reasons why you have chosen each particular methodology for the respective products.

Response
We acknowledge the Staff's comment. In response to the Staff's comment, we made revisions to the inventory footnote in the 10-Q to clearly distinguish which portions of our inventory is accounted for under the LIFO method and which portions are accounted for under the FIFO or moving average cost methods. We will continue to use such presentation in future filings.

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Devin Stockfish at (253) 924-2802 or me at (253) 924-7071 if you have questions.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer